February 27, 2015
VIA EDGAR
Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2014
Filed December 17, 2014
Definitive Proxy Statement on Schedule 14A
Filed February 11, 2015
File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”, “Verifone”, “we”, “our”, or “us”), and responds to your letter, dated February 25, 2015, transmitting a comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings. The following represents our response to your comment. For your ease of reference, we have included the text of your original comment in bold text below, followed by our response.

In response to this comment, we have noted that we will make changes to disclosures in future filings. We are doing so in order to address the Staff’s views in a constructive manner and not because we believe our prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Definitive Proxy Statement on Schedule 14A filed February 11, 2015

Proxy Card

Staff Comment No. 1:

We note that the proxy card describes the advisory vote to approve executive compensation as follows: “To hold an advisory vote on compensation of our named executive officer[s].” This language appears inconsistent with the applicable requirement set forth in Rule 14a-21 under the Exchange Act. Please confirm supplementally that in future filings your descriptions of the advisory vote will comport with the referenced Rule. For guidance, please refer to Question 169.07 of our Exchange Act Rules Compliance and Disclosure Interpretations.

Response to Comment No. 1:

We respectfully acknowledge the Staff’s comment and confirm that in future filings our disclosures will describe and refer to the advisory vote to approve executive compensation as “an advisory vote to approve compensation of our named executive officers” or other similar language that comports with Rule 14a-21 under the Exchange Act.

*******

In responding to the Staff’s comment, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone (408-232-7299), facsimile (408-232-7841) or email (marc.rothman@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Marc E. Rothman
Marc E. Rothman
Executive Vice President and Chief Financial Officer
VeriFone Systems, Inc.

cc:    Mitchell Austin, Staff Attorney
Matthew Crispino, Staff Attorney
Melissa Kindelan, Staff Accountant
(Securities & Exchange Commission)

Paul Galant, Chief Executive Officer
Albert Liu, EVP, Corporate Development & General Counsel
(VeriFone Systems, Inc.)

Mark Secker
Matthew Dale
(Ernst & Young, LLP)

Scott D. Miller
Sarah P. Payne
(Sullivan & Cromwell LLP)